SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                       PREMIUM CIGARS INTERNATIONAL, LTD.
                                (Name of Issuer)

                             Shares of Common Stock
                         (Title of Class of Securities)

                                   740588 10 8
                                 (CUSIP Number)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 740588 10 8

                                Page 1 of 5 Pages

---------------------                                          -----------------
CUSIP No. 740588 10 8                 13G                      Page 2 of 5 Pages
---------------------                                          -----------------
================================================================================
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

      Steven A. Lambrecht
      --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]
      --------------------------------------------------------------------------
3     SEC USE ONLY
      --------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
      -----------------------------------------------------------------------
                    5  SOLE VOTING POWER
                       243,756
       NUMBER OF       ---------------------------------------------------------
        SHARES      6  SHARED VOTING POWER
      BENEFICIALLY     None
       OWNED BY        ---------------------------------------------------------
         EACH       7  SOLE DISPOSITIVE POWER
       REPORTING       243,756
        PERSON         ---------------------------------------------------------
         WITH:      8  SHARED DISPOSITIVE POWER
                       None
                       ---------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      263,756*

      * includes 20,000 shares which may be acquired by the exercise of options within 60 days.
      -----------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]


      -----------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      7.0%
      -----------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IN
      -----------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------                                          -----------------
CUSIP No. 740588 10 8                 13G                      Page 3 of 5 Pages
---------------------                                          -----------------
ITEM 1(A). NAME OF ISSUER.

     PREMIUM CIGARS INTERNATIONAL, LTD.

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

     15849 North 77th Street
     Scottsdale, Arizona 85260

ITEM 2(A). NAME OF PERSON FILING.

     Steven A. Lambrecht

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

     11259 East Via Linda, Suite 100-102
     Scottsdale, Arizona 85259

ITEM 2(C). CITIZENSHIP.

     United States

ITEM 2(D). TITLE OF CLASS OF SECURITIES.

     Shares of Common Stock

ITEM 2(E). CUSIP NUMBER.

     740588 10 8

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

     (a)[ ] Broker or Dealer registered under Section 15 of the Act
     (b)[ ] Bank as defined in section 3(a)(6) of the Act
     (c)[ ] Insurance Company as defined in section 3(a)(19) of the Act
     (d)[ ] Investment Company registered under section 8 of the Investment Company Act
     (e)[ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
     (f)[ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss. 240.13d-1(b)(1)(ii)(F)

---------------------                                          -----------------
CUSIP No. 740588 10 8                 13G                      Page 4 of 5 Pages
---------------------                                          -----------------

     (g)[ ] Parent   Holding   Company,   in   accordance   with  ss.   240.13d-
            1(b)(ii)(G)(Note:  See Item 7)
     (h)[ ] Group, in accordance with ss. 240.13d-1(b)(1)(ii)(H)

ITEM 4. OWNERSHIP.

     (a) Amount Beneficially Owned:  263,756*

         * includes 20,000 shares which may be acquired by the exercise of options within 60 days, but for which the reporting person may not currently vote or direct the disposition.

     (b) Percent of Class:  7.0%

     (c) Number of shares as to which such person has:

         (i) sole power to vote or to direct the vote:                  243,756*

         (ii) shared power to vote or to direct the vote:               None

         (iii) sole power to dispose or to direct the disposition of:   243,756*

         (iv) shared power to dispose or to direct the disposition of:  None

         * excludes 20,000 shares which may be acquired by the exercise of options within 60 days, but for which the reporting person may not currently vote or direct the disposition.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not applicable.

---------------------                                          -----------------
CUSIP No. 740588 10 8                 13G                      Page 5 of 5 Pages
---------------------                                          -----------------

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

     Not applicable.

ITEM 10. CERTIFICATION.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect. After reasonable inquiry and to the best of my knowledge and belief, the undersigned reporting person(s) also certifies that the information set forth in this statement is true, complete and correct.


DATED: February 16, 1999         /s/ Steven A. Lambrecht
                                 -------------------------
                                 Steven A. Lambrecht